Filed by Noble Finco Limited pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Companies: Noble Finco Limited
(File No.: 333-261780)

Noble Finco Limited
Commission File No. for Registration
Statement on Form S-4: 333-261780
May 10, 2022

Exhibit 99.1

Noble Corporation 13135 Dairy Ashford, Suite 800 Sugar Land, Texas 77478

PRESS RELEASE

NOBLE CORPORATION ANNOUNCES SHAREHOLDER APPROVAL FOR BUSINESS COMBINATION

SUGAR LAND, TEXAS, May 10, 2022 - Noble Corporation (NYSE: NE, “Noble”, or the “Company”) announced that at the Extraordinary General Meeting of shareholders held today, shareholders approved all proposals related to the previously announced business combination agreement with The Drilling Company of 1972 A/S (CSE: DRLCO) (“Maersk Drilling”) announced on November 10, 2021 (the “Transaction”). Approximately 99% of the votes cast at the Extraordinary General Meeting were in favor of the Transaction. A Form 8-K disclosing the full voting results will be filed with the U.S. Securities and Exchange Commission.

Completion of the Transaction remains subject to acceptance of an exchange offer by holders of at least 80% of Maersk Drilling shares, merger clearance and other regulatory approvals, listing on the NYSE and Nasdaq Copenhagen, and other customary conditions.

About Noble Corporation

Noble is a leading offshore drilling contractor for the oil and gas industry. The Company owns and operates one of the most modern, versatile, and technically advanced fleets in the offshore drilling industry. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921. Currently, Noble performs, through its subsidiaries, contract drilling services with a fleet of 19 offshore drilling units, consisting of 11 drillships and 8 jackups, focused largely on ultra-deepwater and high specification jackup drilling opportunities in both established and emerging regions worldwide. Additional information on Noble is available at www.noblecorp.com.

Exhibit 99.1
Additional Information and Where to Find It

In connection with the proposed business combination, Noble Finco Limited (“Topco”) has filed a Registration Statement on Form S-4 with the SEC. The Registration Statement includes (1) a proxy statement of Noble that will also constitute a prospectus for Topco in connection with Topco’s issuance of Topco shares to Noble shareholders and (2) the English translation of the draft offer document of Topco that will be used in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco shares. Topco will distribute the offer document in connection with the exchange offer. Should Maersk Drilling and Noble proceed with the proposed transaction, Maersk Drilling and Noble also expect that Topco will file an offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFERING DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus (if and when it becomes available) and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in

Exhibit 99.1
each case, in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or the UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Notice

This announcement is not a public takeover offer and this announcement does not represent a formal decision by Topco or Noble to make a public takeover offer within the meaning of section 4(1) of the Danish Takeover Order (Executive Order no. 636 dated 15 May 2020), and such formal decision by Topco to make a public takeover offer in accordance with section 4(1) of the Danish Takeover Order is conditional on the approval of a prospectus approved in accordance with Regulation (EU) No. 2017/1129 of 14 June 2017 (the "Prospectus Regulation") or a document that satisfies the exemptions in article 1, paragraph 4, subparagraph m and paragraph 5, subparagraph e of the Prospectus Regulation, by the Danish Financial Supervisory Authority. If and when Topco formally launches the exchange offer, it will be made in the form of an offer document to be approved by the Danish Financial Supervisory Authority in accordance with the Danish Capital Market Act (Consolidated Act no. 1767 of 27 November 2020 on Capital Markets, as amended) and the Danish Takeover Order.

For additional information, visit www.noblecorp.com or email investors@noblecorp.com

Craig Muirhead
Vice President - Investor Relations and Treasurer
+1 713-239-6564

Aaron Campbell
Director - Investor Relations
+1 713-417-9112